

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 9, 2017

Via E-mail
Mr. Yifan Liang
Chief Financial Officer
Alpha and Omega Semiconductor Limited
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

>   **Re:** **Alpha and Omega Semiconductor Limited**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Filed August 26, 2016**
>   **File No. 001-34717**

Dear Mr. Liang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery